Exhibit 21

List of Subsidiaries of EnSync, Inc.

1.	ZBB Energy Pty. Ltd. (Australia)
2.	ZBB PowerSav Holdings Limited (Hong Kong)
3.	ZBB Cayman Corporation (Cayman Islands)
4.	Holu Energy LLC (Hawaii)
5.	EnSync Managed Services LLC (Wisconsin)
6.	DCfusion, LLC (Delaware)
7.	EnSync Pacific Engineering LLC (Hawaii)
8.	EnSync Pacific Energy LLC (Hawaii)